SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

September 13, 2017

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒   Form 40-F    ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐   No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946) and on March 14, 2016 (Registration No. 333-210151)

Enclosure: Partner Communications announces deferred private debentures placement in Israel closing set to December 2018

PARTNER COMMUNICATIONS ANNOUNCES DEFERRED
PRIVATE DEBENTURES PLACEMENT IN ISRAEL
CLOSING SET TO DECEMBER 2018

ROSH HA'AYIN, Israel, September 13, 2017 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces today that the Company entered into an agreement with certain Israeli institutional investors, according to which the Company irrevocably undertook to issue to the institutional investors, and the institutional investors irrevocably undertook to purchase from the Company, in the framework of a private placement, in an aggregate principal amount of NIS 150 million of additional Series F debentures on December 4, 2018 (the "Agreed Date"). The Company's existing Series F debentures are listed on the Tel Aviv Stock Exchange ("TASE").

The price was set at NIS 1.003 for each Series F debenture (which bear a stated interest rate of 2.16% per annum) of NIS 1 par value, or a total consideration of NIS 150.45 million, reflecting an effective yield of 2.366% per annum. In addition, the Company will pay the institutional investors an early commitment fee. In case the debentures' rating on the Agreed Date shall be il/(A-) or below, a discount of approximately 1% on the price of the debenture will be given.

The closing of the issuance will be subject, among others, to the satisfaction of the following conditions by shortly before the Agreed Date: the receipt of the TASE's approval for the listing of the debentures to be purchased, satisfaction of the conditions set out in section 2.42 of the Deed of Trust of the Series F debentures for the expansion of Series F (including, no event of default of the Series F debenture conditions, obtaining the written approval of the rating company that the rating of the Series F debentures, after expansion of the series is not lower than the rating of the Series F debentures prior to the expansion of the series, and that the Company meets the financial covenants applicable to the series F debentures in accordance with its most recent financial results published prior to the additional issuance and that as a result of the additional issuance the said financial covenants will not be breached).

The Series F debentures issued on July 19, 2017 (the "Existing Debentures") were issued without a discount. If additional debentures will be issued at a full price (i.e. NIS 1.003 for each Series F debenture), then the price of each NIS 1 par value, minus the accrued interest, will be approximately NIS 0.9934. If additional debentures will be issued at a price reflecting approximately 1% discount (following a rating reduction event as stated above), then the price of each NIS 1 par value, minus the accrued interest, will be approximately NIS 0.9834.

The Company received the Israel Tax Authority's approval of a "Green Track" arrangement, according to which a uniform weighted discount rate will be determined for the debentures (Series F) according to a formula that weights the discount rate for the debentures as it was in the issuance of the Existing Debentures, with the discount rate as determined in the issuance of the additional debentures ("The Uniform Weighted Discount Rate") and accordingly the Company will report the Uniform Weighted Discount Rate for all the debentures (Series F).

The offering described in this press release was made only in Israel and only to residents of Israel in a transaction exempt from, or not subject to, the registration requirements of the U.S. Securities Act of 1933 (the “Securities Act”). The said debentures have not been, and will not be, registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

For additional details regarding the Company's existing debentures, see the Company's press release and immediate report (on Form 6-K) dated July 20, 2017 at: https://www.sec.gov/Archives/edgar/data/1096691/000117891317002098/zk1720277.htm or http://maya.tase.co.il/reports/details/1111245 and on August 16, 2017 at:
https://www.sec.gov/Archives/edgar/data/1096691/000117891317002466/zk1720448.htm or http://maya.tase.co.il/reports/details/1116227 and the Company's Annual Report on Form 20-F for the year ended December 31, 2016 – "Item 5B. Liquidity and Capital Resources".

Forward-Looking Statements
This press release includes forward-looking statements, as that term is defined in Section 27A of the Securities Act, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Words such as “will”, "believe", "anticipate", "expect", "intend", "strive", "seek", "plan", "could", "may", "foresee", "target", "objective" and similar expressions typically convey forward-looking statements, but these words are not the only words that convey such statements.  All statements other than statements of historical fact included in this press release, including statements relating to the closing of the deferred private placement of debentures, and any other statements regarding other future events or our future prospects, are forward-looking statements. We have based these forward-looking statements on our current knowledge and our present beliefs and projections regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, and possible regulatory and legal developments. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. David (Dudu) Mizrahi Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ David (Dudu) Mizrahi
Name: David (Dudu) Mizrahi
Title: Chief Financial Officer

          Dated: September 13, 2017